UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	NF Investment Corp.

Address of Principal Place of Business:	520 Madison Ave., 38th Floor New York, NY 10022

Telephone Number:	(212) 813-4900

Name and Address of Agent For Service of Process:	Ian J. Sandler 520 Madison Ave., 38th Floor New York, NY 10022

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE:

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 24th day of May, 2013.

NF INVESTMENT CORP.

By:	/s/ Ian J. Sandler
Name:	Ian J. Sandler
Title:	Chief Operating Officer and General Counsel

Attest:	/s/ Karen Vejseli
Name:	Karen Vejseli
Title:	Chief Financial Officer and Treasurer